FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of June, 2007

                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

                     32 Shaham Street, Petach Tikva, Israel,
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                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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                               Table of Contents

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Healthcare Technologies Ltd. press release, dated  June 14, 2007           4


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                             Form 6-K Signature Page

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /s/ Eran Rotem
                                                    ------------------
                                                    Eran Rotem
                                                    Chief Financial Officer

Dated: June 18, 2007


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FOR: Healthcare Technologies, Ltd.
CONTACT: Eran Rotem, CFO
+972-3-9277232/3

PRNEWSWIRE      Mrs. Rakefet Sudri PR Newswire Israel
CONTACT:        info@prnewswire.co.il
                Cellular + 972 64 308081

          HEALTHCARE TECHNOLOGIES REPORTS FILING AN APPLICATION WITH AN
            ISRAELI DISTRICT COURT FOR THE CALLING OF A SHAREHOLDERS
                   MEETING TO APPROVE THE NEXGEN TRANSACTION

Petach Tikva, Israel, June 14, 2007 - Healthcare Technologies Ltd. (NASDAQ:
HCTL), reports today that, further to the previously announced signing of the Asset Purchase Agreement with Mac Bioventures Inc., NexGen Biofuels, Inc. ("NEXGEN") and Gamida for Life B.V. ("GAMIDA") on January 16, 2007 (the "AGREEMENT"), Healthcare has filed an application with the Tel-Aviv District Court for the calling of a shareholders meeting to approve the transactions contemplated by the Agreement and to approve the distribution under Israeli corporate law contemplated thereby.

The parties to the Agreement are continuing their due diligence. Furthermore, Healthcare has received a written valuation by a recognized valuation firm giving NexGen's assets a value of approximately $58 million.

A complete copy of the court application may be viewed and photocopied on each Israeli business day between the hours 10:00 AM and 3:00 PM at the offices of the Company at 32 HaShaham Street, Petach Tikva 49170, Israel. A complete copy of the application will be provided to any shareholder, creditor or guarantor of the Company's debts, upon receipt of its written request. Any creditor of the Company or other person may file their objections with the Tel-Aviv District Court within 21 days hereof.

Closing of the transactions contemplated by the Agreement is subject to the completion of due diligence by the parties, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of the Israeli District Court and other closing conditions. No assurance can be given that the transactions contemplated by the Agreement will close.

                          ABOUT HEALTHCARE TECHNOLOGIES

Healthcare Technologies Ltd. through it subsidiaries and affiliates Gamidor Diagnostics (1984) Ltd., Danyel Biotech Ltd. and Savyon Diagnostics Ltd., specializes in the development, manufacturing and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites worldwide.


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                           ABOUT NEXGEN BIOFUELS, INC.

NexGen is a developer and producer of alternative fuels. NexGen plans to build and operate four ethanol and two biodiesel plants with production primarily within in the United States. NexGen is currently in the process of acquiring and developing its proposed plants and has not conducted any significant business operations or generated any operating revenues to date. Currently, NexGen has options on six green field sites in Wisconsin, Iowa, Ohio Arkansas, Florida and Indiana, four of which are to be designated as ethanol sites and two of which are to be designated as biodiesel sites. It is NexGen's intention to produce 100 million gallons of annual ethanol production per ethanol site, and 50 million gallons of annual biodiesel production per biodiesel site. The Corporate Headquarters of NexGen are located at 2533 Windguard Circle Suite 102 Wesley Chapel, FL 33543.

SAFE HARBOR: THIS PRESS RELEASE CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. WITH THE EXCEPTION OF HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PRESS RELEASE INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENT MADE BY OR ON BEHALF OF HEALTHCARE TECHNOLOGIES LTD. MANY FACTORS COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF HEALTHCARE OR THE ABOVE DESCRIBED TRANSACTION TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, AMONG OTHERS: SATISFACTION OF THE CLOSING CONDITIONS TO THE AGREEMENT; RECEIPT OF SHAREHOLDER, REGULATORY AND THIRD PARTY APPROVALS, INCLUDING THE APPROVAL OF THE DISTRICT COURT OF TEL AVIV; THE SATISFACTION AND COMPLETION OF DUE DILIGENCE BY THE PARTIES TO THE AGREEMENT; THE RECEIPT BY HEALTHCARE OF A SATISFACTORY VALUATION OF NEXGEN'S ASSETS AND SUCH ASSETS BEING GIVEN A VALUE OF NO LESS THAN $30-$50 MILLION; A NON-BINDING OFFER TO PURCHASE HEALTHCARE'S SUBSIDIARIES FOR APPROXIMATELY $8.5 MILLION, SUBJECT TO SATISFACTORY DUE DILIGENCE AND THE NEGOTIATION AND EXECUTION OF BINDING AGREEMENTS, PREVIOUSLY SENT TO US BY INVERNESS MEDICAL INNOVATIONS INC., TO WHICH, AS ANY NEGOTIATIONS WITH INVERNESS COULD BE A BREACH OF THE NEXGEN AGREEMENT, WE REQUESTED THAT INVERNESS PROVIDE US WITH AN INDEMNIFICATION UNDERTAKING AND SINCE INVERNESS HAS NOT PROVIDED SUCH UNDERTAKING HEALTHCARE HAS REFRAINED FROM ANY DISCUSSIONS WITH INVERNESS; THE CONTINUED TRADE OF HEALTHCARE'S SHARES ON NASDAQ; THE OPTIONS HELD BY NEXGEN REMAINING IN EFFECT; AND THE RAISING OF FUNDS NECESSARY TO CONSTRUCT AND OPERATE ETHANOL AND/OR BIODIESEL MANUFACTURING FACILITIES AND THE RECEIPT OF REGULATORY AND THIRD PARTY APPROVALS FOR THE CONSTRUCTION AND OPERATION THEREOF. READERS ARE REFERRED TO THE DOCUMENTS FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION, SPECIFICALLY THE MOST RECENT REPORT ON FORM 20F THAT IDENTIFIES IMPORTANT RISKS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER FROM THOSE CONTAINED IN THE FORWARD LOOKING STATEMENTS.


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